September 12, 2008
Ms. Kate Tillan
Assistant Chief Account
Securities and Exchange Commission
Washington, D.C. 20509
Re: DPAC Technologies Corp.
File No. 000-14843
Dear Ms. Tillan:
This firm represents DPAC Technologies Corp. (“DPAC” or the “Company”). This letter is further to the recent phone conversation that occurred among you, Stephen Vukadinovich, Chief Financial Officer of DPAC, and Perry Patterson of this office. Mr. Patterson has the good fortune of having his wedding this week and as a result will be out for the next several weeks. Therefore, please address further communication on this matter to me.
On behalf of DPAC, I appreciate the opportunity to outline the Company’s position with respect to your comment numbers 1 and number 2 with respect to the Company’s Form 10-KSB for the fiscal year ended December 31, 2007.
As you are aware, the Company filed its Form 10-KSB in a timely manner, including Item 8A, Controls and Procedures. That disclosure included, under then-applicable Item 307 of Regulation S-B, an evaluation of disclosure controls and procedures and the conclusion by the Chief Executive Officer and Chief Financial Officer that the Company’s disclosure controls and procedures were effective as of the end of the period covered by the report. The Item 8A disclosure also included, pursuant to Item 308T of Regulation S-B, management’s report on internal control over financial reporting.
Management’s report on internal controls included: (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting; (2) a statement identifying the framework used by management to evaluate the effectiveness of the Company’s internal control over financial reporting (Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)); and (3) management’s assessment of the effectiveness of these internal controls.

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In this regard, management indicated that it had not yet completed its evaluation against the COSO framework and thus reported its assessment (which assessment was required to be included in the Form 10-KSB by Item 308T) that Company’s internal control over financial reporting was not, as a result of the in ability to complete the evaluation, effective. However, management of the Company went further reported that no material weaknesses were identified by management in the work that it had performed to evaluate its internal controls as of the date of filing of its Form 10-KSB.
Finally, the report included the statement that the report did not include the attestation report by the Company’s registered public accounting firm (Item 308T(a)(4)).
Management believes that, at the time that the Company filed its Form 10-KSB, the disclosures contained in the Company’s Item 8A were accurate and complete in all material respects and complied with the requirements of Regulation S-B Item 308T as the items that were identified above are in fact the line item disclosure requirements required at that time by management’s report pursuant to Regulation S-B Item 308T(a).
The fact that the Company’s management had not yet finished its evaluation against the COSO standards by the time it had to file its Form 10-KSB was unfortunate and certainly was not management’s desire. However, the Company is a small issuer with a very limited staff and resources. It simply had not finished the task in time to file its report.
Note that Item 308T does not require management’s evaluation against the framework to be complete. It only requires a statement identifying the framework for the evaluation and management’s assessment of effectiveness. In this case management identified the framework, stated that the evaluation was not complete and then concluded, as a result, that the Company’s internal controls were not effective under the criteria set forth in the COSO standards.
Your Comment 1 in the letter to the Company dated July 17, 2008 asked the Company’s management to complete the evaluation and amend the report on Form 10-KSB after the assessment is complete. As has previously been provided to you, management is pleased to report that it has completed the evaluation and is prepared to file an amendment to conform its Form 10-KSB to state that its evaluation is complete and no material weaknesses were found and further containing management’s assessment that the Company’s internal controls over financial reporting were, in fact, effective as of December 31, 2007.
However, the current concern is with respect to your Comment 2. You have asked management to consider whether its failure to perform or complete its report on internal controls over financial reporting impacts its conclusion regarding the effectiveness of disclosure controls. As the Company discussed with you on the telephone, management believes that its failure to complete the evaluation regarding the effectiveness of internal controls at the time it filed its 10-KSB should not, by itself, cause management to change its conclusion that its disclosure controls were adequate. As a result, the Company disagrees with the conclusion in the comment that it failed to perform or complete its report on internal controls. Rather, as described above, the Company believes it timely performed and completed its report and in that report disclosed all matters that were required by Item 308T of Regulation S-B and that such disclosures were accurate and complete in all material respects.

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As a Section 12(g) registrant, the Company must comply with Rule 13a-15 promulgated under the Exchange Act. This rule defines the term “disclosure controls and procedures” as meaning “controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that its files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.”
The Company believes under this definition that it had adequate disclosure controls at the time it filed its Form 10-KSB. The Company does not believe its failure to have completed the evaluation of its internal control over financial reporting by itself should result in a conclusion that its disclosure controls were not adequate. The Company believes that its had the controls and procedures in place that were designed to ensure that it made adequate and timely disclosures and made its required filings in a timely manner.
The Company simply had not completed its evaluation of its internal controls over financial reporting in accordance with the COSO standard. It is important to note that, as of the time that the Company filed its Form 10-KSB, nothing had come to the attention of management to lead them to believe that the Company’s disclosure controls were not adequate.
The conclusion that the Company’s internal controls over financial reporting were not effective under the criteria set forth in the COSO standard was simply due to the fact that the assessment process had not been completed at that time, resulting in the conservative disclosure regarding the Company’s internal reporting that was set forth in the Form 10-KSB.
The Company recognizes the correlation between internal control over financial reporting and disclosure controls. However, before the fiscal year ended December 31, 2007, the Company and other issuers like it were required to report on their disclosure controls without having done any assessment of its internal control over financial reporting. This was also true of large issuers during the phase-in of SOX Section 404. Such issuers clearly made conclusions about disclosure controls without having completed a formal assessment of their internal financial controls.
The Company is a small issuer. It has a limited accounting staff and very streamlined management. The Company’s executive officers are very involved in the day-to-day operations and are aware of almost every individual transaction that affects the Company. The Company’s management believes that their personal knowledge and hands-on management of the Company is paramount to the officer’s ability to determine the effectiveness of disclosure controls. Management believed at the time that they made their certifications and filed the Form 10-KSB and believes today that the disclosure controls as of December 31, 2007 were in fact adequate.

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During the recent phone call you questioned whether the mere failure to complete the evaluation of the effectiveness of internal control over financial reporting is a failure to comply with Item 308T of Regulation SB and thus, by definition, is a failure to ensure that the information required to be disclosed by the issuer and report that it filed was done in a timely manner. You pointed to Question and Answer 115.02 the Compliance & Disclosure Interpretations of the Division of Corporation Finance under Regulation S-K, last updated July 3, 20081 (replacing previous interpretations under Regulations S-K and S-B) as evidence of the Staff’s position on this point. This question and answer states “It is the Division’s view that the failure to provide this management report [on internal control of financial reporting] renders the annual report materially deficient. As a result, if management cannot complete the evaluation and provide the report as required by Item 308T(a), the company would not be timely or current in its Exchange Act reporting.”
The Company believes that there is a distinction between a failure to provide the management report and what was done by the Company in this case. The Company’s management believes that it did comply with Item 308T at the time it filed its 10-KSB. It did, in fact, file everything that was required by Item 308T. Again we point out that Item 308T does not require that the review of the effectiveness be complete but rather only that the framework used to evaluate the effectiveness be identified and management’s assessment of the effectiveness be reported. Clearly had the Company excluded Item 8A from its Form 10-KSB, or had it excluded any of the disclosures required by the regulation, its management would not have been able to say its disclosure controls were adequate. However in this case the Company’s management believed at the time it filed the report and believes to this day that it did comply with the requirements of the Form 10-KSB and thus concluded and continues to conclude that its disclosure controls were effective.
I hope this helps to clarify the Company’s position. Please feel free to call me if you would like further clarification. We appreciate your attention to this matter.

Very truly yours,

Richard D. Rose

[1]	Publicly available at the following link: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm